UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Results of the 2026 Annual General Meeting of Shareholders

 Item 1

Results of the 2026 Annual General Meeting of Shareholders

On September 17, 2026, ICL Group LTD (the “Company”) held its 2026 Annual General Meeting of Shareholders of the Company (the "Meeting"). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting (the “Proxy Statement”) that was attached as Item 1 to a Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on July 30, 2026, as detailed below:

1.	Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal.

Votes were recorded as detailed in the table below:

Name of Director Nominee	Votes For	Votes Against	Abstentions
Yoav Doppelt	1,187,327,868	10,031,306	546,440
	99.14%	0.82%
Aviad Kaufman	1,190,847,080	7,034,142	24,391
	99.41%	0.59%
Avisar Paz	1,192,126,784	5,756,699	22,130
	99.52%	0.48%
Sagi Kabla	1,191,590,033	6,290,554	25,026
	99.47%	0.53%
Lior Reitblatt	1,193,765,071	4,106,573	33,970
	99.65%	0.34%
Tzipi Ozer Armon	1,191,513,936	6,369,433	22,243
	99.47%	0.53%
Gadi Lesin	1,193,333,426	4,547,848	24,339
	99.62%	0.38%
Michal Silverberg	1,195,363,004	2,520,422	22,186
	99.79%	0.21%
Shalom Shlomo	1,194,113,226	3,767,986	24,395
	99.68%	0.32%

2.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

Votes were recorded as detailed in the table below:

	Votes For	Votes Against	Abstentions
Reappointment of Somekh Chaikin (KPMG)	1,192,235,563	3,214,463	15,012
	99.73%	0.27%

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Chief Compliance Officer & Corporate Secretary

Signature Date: September 17, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: September 17, 2026